October 31, 2014

Mr. Christian Windsor

Special Counsel

Division of Corporation Finance

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:	Shinhan Financial Group Co., Ltd.

Form 20-F for the Year Ended December 31, 2013

Filed April 30, 2014

File No. 1-31798

Dear Mr. Windsor:

We are writing in response to your letter, dated September 30, 2014, containing the comments of the Staff of the Securities and Exchange Commission (the “Commission”) on the annual report on Form 20-F filed with the Commission on April 30, 2014 with respect to the fiscal year ended December 31, 2013.

Our responses to the Staff’s comments are set forth in this letter and each response follows the text of the paragraph of the comment letter to which it relates.

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Form 20-F for Year Ended December 31, 2013

Risk Management, page 96

Credit Review and Monitoring, page 101

1.	We note from the discussion of your Credit Risk Management beginning on page 98 and your disclosure of the credit quality of due from banks and loans, net of allowance, that for loans neither past due or impaired as presented on page F-48, you assign internal credit ratings to borrowers as part of your credit management and allowance computations. We also note that in your response to the second and third bullets of comment 8 of our letter dated September 27, 2012 that you agreed to provide expanded and clarifying disclosure in your future filings to address certain aspects of your internal credit ratings, however, we have been unable to locate such disclosure in your current

Securities and Exchange Commission	October 31, 2014

Form 20-F. In particular, you committed to expand your disclosure to clarify the range of the respective likelihood of loss for Grade 1 and Grade 2 and to clearly correlate the Grade 1 and Grade 2 ratings presented on page F-48 to the various ratings assigned to certain portfolios as discussed on pages 98-105. Please revise your future filings to provide disclosure similar to the information provided in your prior response letter. Further, revise your future filings to clearly disclose how the classification as Grade 1 or Grade 2 relates to your respective portfolio internal credit ratings to borrowers discussed in your Credit Risk Management section beginning on page 98. Consider providing a table that aligns these two classifications with your various internal classifications by loan portfolio.

Response:

In response to the Staff’s comments, we undertake to be sure to include disclosure similar to the information provided in our prior response letter. We also undertake to revise our future filings to include clear disclosure (including by way of a tabular presentation) in the corresponding note to our financial statements included in Form 20-F as to how the classification as Grade 1 or Grade 2 relates to our respective portfolio internal credit ratings to borrowers discussed in our Credit Risk Management section beginning on page 98 of Form 20-F in respect of fiscal year 2013. In that connection, we plan to add disclosure substantially to the following effect for the footnote (1) describing Grade 1 and Grade 2 at the end of the table containing the Grade 1 and Grade 2 information on pages F-48 and F-49 (or the corresponding pages in future filings):

“In terms of credit quality, due from banks and loans, net of allowance, that are neither past due nor impaired were classified into Grade 1 and Grade 2 based on our internal credit rating of the relevant exposure. Grade 1 exposures generally represent lower likelihood of loss compared to Grade 2 exposures. For the purpose of this analysis, based on the type of the borrowers, due from banks and loans were further classified into corporate, retail, banks, government and credit card.

In the case of corporate loans that are neither past due nor impaired, we classified loans with internal credit rating of BBB+ or above as Grade 1 while those with internal credit rating of below BBB+ were classified as Grade 2. [Note to the Staff: In our prior response letter dated November 9, 2012, the threshold was BBB-. However, there was a reclassification of the internal credit rating system in 2013, and BBB- as of November 9, 2012 is equivalent to the current BBB+ in terms of probability of default.]

Securities and Exchange Commission	October 31, 2014

In the case of retail loans that are neither past due nor impaired, we assigned loans into different “pools” based on the borrower’s probability of default (which is largely determined based on the nature of the borrower and of the loan) and categorized such pools as Grade 1 if the probability of default for such pools was less than 2.25% (which is the probability of default for corporate loans with an internal credit rating of BBB) and as Grade 2 if the probability of default for such pools was 2.25% or more.

In the case of loans to banks and governments that are neither past due nor impaired, Shinhan Bank classified loans with a sovereign rating of 6 or above as Grade 1 and those with a sovereign rating of below 6 as Grade 2. Under the guidelines set forth by the Financial Supervisory Commission of Korea, all major commercial banks in Korea, including Shinhan Bank, follow the standardized approach under Basel III for purposes of computing Bank of International Settlement (BIS) ratios for risk classifications of loans to banks and governments. Under this standardized approach under Basel III, risk classification for loans to banks and governments are determined on the basis of sovereign credit ratings, and not internal credit ratings assigned by the lending bank that are specific to the individual banks and governments. More specifically, this approach involves classifying loans to banks and governments in a given jurisdiction as either Grade 1 or Grade 2 based on the sovereign credit ratings for the government of such jurisdiction as determined by the Organization for Economic Co-operation and Development (“OECD”). Based on this standardized approach, all of Shinhan Bank’s loans to banks and governments as of December 30, 2012 and 2013 qualified as Grade 1. As for our subsidiaries other than Shinhan Bank, risk classification of loans to banks and governments is made based on their respective internal credit ratings as these subsidiaries are not subject to the aforesaid guidelines of the Financial Supervisory Commission relating to Basel III risk classification. For purposes of making a decision whether to extend a loan to banks and governments as compared to disclosing their risk classifications, we assess our internal credit rating of the relevant bank or government on an individual basis.

In the case of credit card receivables, receivables from individual cardholders, which make up the substantial majority of our credit card receivables, are classified as Grade 1 if they score 7 or higher in Shinhan Card’s internal behavior scoring system as further described on pages 104 to 105 of Form 20-F and as Grade 2 if they score below 7, while receivables from corporate cardholders are classified as Grade 1 or Grade 2 in the same way as corporate loans.

Due from banks are classified as Grade 1 or Grade 2 in substantially the same way as above.

Securities and Exchange Commission	October 31, 2014

The following tables summarizes the Grade 1 and Grade 2 classification for due from banks and loans, net of allowance, that are neither past due nor impaired, based on the type of the borrower or counterparty.

Type of Borrower	Grade 1	Grade 2
Corporate	Internal credit rating of BBB+ or above	Internal credit rating of below BBB+

Retail	Pool of retail loans with probability of default of less than 2.25%	Pool of retail loans with probability of default of 2.25% or more

Banks and governments	OECD sovereign credit rating of 6 or above (as applied to the nationality of the banks and governments)	OECD sovereign credit rating of below 6 (as applied to the nationality of the banks and governments)

Credit cards	For individual card holders, score of 7 or higher in Shinhan Card’s internal behavior scoring system For corporate cardholders, same as corporate loans	For individual card holders, score of below 7 in Shinhan Card’s internal behavior scoring system For corporate cardholders, same as corporate loans

Management of Market Risk from Trading Activities, page 109

2.	We note your disclosure on page 110 that Shinhan Bank and Shinhan Investment both conduct back-testing of Value-at-Risk (“VaR”) results. In future filings, please disclose the number and extent of any breaks in established VaR limits during the reporting periods presented. Refer to Item 11 (a)(1)(iii)(B)(1)(iii) of Form 20-F.

Response:

In response to the Staff’s comments, we note by way of background that the back-testing conducted by Shinhan Bank and Shinhan Investment compares the actual loss in value in a given day against the maximum amount of the estimated one-day value at risk (“VaR”) amount for such day, and not against the VaR limit (which generally does not vary by day unless deemed necessary or upon annual review) and deems there to be a break of the VaR if the one-day actual loss exceeds the one-day VaR amount, rather than the VaR limit.

In any event, we undertake to disclose in future filings the extent of any breaks in the one-day VaR amounts during the reporting periods presented in addition to the number of such breaks as previously disclosed on page 110 of Form 20-F for fiscal year 2013. For illustrative purposes, in respect of the breaks in one-day VaR amounts for Shinhan Bank in 2013, our revised disclosure would be as follows: “For Shinhan Bank, the actual amount of losses exceeded the one-day 99% confidence level-based VaR amount twice in 2013, by 23% on April 11, 2013 and by 73% on July 1, 2013.

Securities and Exchange Commission	October 31, 2014

Market Risk Management for Non-trading Activities, page 112,

Interest Rate VaRs for Non-trading Assets and Liabilities, page 116

3.	You disclose here as well as on page F-58 that you measure VaR for interest rate risk from non-trading activities on a monthly basis for Shinhan Bank. Tell us and clarify in future filings how the interest rate mismatch – non-trading assets and liabilities VaR for 2013 of ￦99 billion as presented on page 117 relates to the non-trading interest VaR of ￦415,700 million on page F-58 and why the amounts are different.

Response:

In response to the Staff’s comments, we note that non-trading assets and liabilities VaR of Shinhan Bank for 2013 on page 117 was computed based on Shinhan Bank’s internal model while that on page F-58 was computed based on the standard approach proposed by the Basel Committee. We used the internal model on page 117 because we believe the internal model more precisely measures non-trading assets and liabilities VaR of Shinhan Bank compared to the Basel Committee’s proposed standard approach; on page F-58 we did not use the internal model but instead used the Basel Committee’s proposed standard approach because here we present non-trading assets and liabilities VaRs also for our other subsidiaries (namely, Shinhan Card, Shinhan Investment and Shinhan Life Insurance) and we currently do not apply the internal model to Shinhan Investment (although we are in the process of developing an internal model for Shinhan Investment as well for target completion by the end of 2015). In addition, Shinhan Bank is required to report to domestic regulators non-trading assets and liabilities VaR prepared based on both the Basel Committee’s proposed standard approach and our internal model.

Therefore, in order to enhance comparability across our subsidiaries appearing on page F-58, as well as with the reports submitted to the Korean regulators, we applied the Basel Committee’s proposed standard approach for purposes of the disclosure on page F-58.

Under our internal model, non-trading assets and liabilities VaR is computed based on historical simulation at the 99.9% confidence level, namely by computing the average net present value based on the net present value distribution under historical interest rate scenarios and subtracting from such average net present value the net present value at the 0.1% percentile.

Securities and Exchange Commission	October 31, 2014

In comparison, as noted in our response to the Staff’s comment 10 in our letter to the Staff dated November 9, 2012, under the Basel Committee’s proposed standard approach, non-trading assets and liabilities VaR is computed by using the following formula involving the interest rate gap under different maturity time buckets, the modified duration proxy as proposed by the Basel Committee and the standard interest rate shock of 200 basis points:

Interest rate VaR = Si[Interest rate gap for maturity i * Modified duration proxy of maturity i] * 200 basis points where:

Maturity i is 0 to 1 month, 1 to 3 months, 3 to 6 months, 6 to 12 months, 1 to 2 years, 2 to 3 years, 3 to 4 years, 4 to 5 years, 5 to 7 years, 7 to 10 years, 10 to 15 years, 15 to 20 years and more than 20 years;

Interest rate gap means the difference between the amount of interest sensitive assets and the amount of interest sensitive liabilities for each maturity time bucket, which is classified based on the respective interest rate reset dates (namely, (i) in the case of floating rate loans, the periodic interest rate determination dates and (ii) in the case of fixed rate loans, the interest rate reset dates, if any, or the maturity date (in the case of rollovers)); and

Modified duration proxy means the sensitivity in bond prices relating to movements in interest rates, which may substitute for interest rate gap for maturity i to calculate interest rate VaR under the standardized guidelines proposed by the Basel Committee.

We undertake to disclose in future filings the foregoing clarification. In addition, upon completion of the development and testing of the internal model for Shinhan Investment as currently expected by the end of 2015, on page F-58 (or the corresponding page in future filings) we plan to present the VaR for interest rate risk from non-trading activities of Shinhan Bank, Shinhan Card, Shinhan Investment and Shinhan Life Insurance each based our internal model rather than based on the current mix of internal model and Basel Committee’s proposed standard approach as currently disclosed, for purposes of enhanced comparability and consistency.

Interest Rates, page 165

4.	We note that in the third quarter of 2014 a number of press reports indicated that the Korean antitrust agency was investigating allegations of rate-fixing in the CD rate index. Shinhan was one of the first identified as part of the investigation. Please tell us, with a view towards disclosure in future filings, about the current status of this investigation and any impact or expected impact on Shinhan including any impact on results of operations, capital or liquidity.

Securities and Exchange Commission	October 31, 2014

Response:

In response to the Staff’s comments, we assume that the Staff is referring to the on-site investigation by the Fair Trade Commission of Korea (“KFTC”) in August 2014 of four major commercial banks in Korea, including Shinhan Bank, of alleged rate fixing (including in relation to CD rates) by commercial banks. As to the current status of such investigation, we understand that the investigation has not been concluded but are not aware as to when it will be concluded although according to press reports which quoted an unnamed KFTC official the KFTC reportedly plans to conclude the investigation by the end of 2014. We also understand that the current investigation is a continuation of an investigation by the KFTC in July 2012 in relation to the same subject matter, which to our knowledge also has not been concluded to-date. We have not received any notice or report of formal findings by the KFTC in relation to the investigation in July 2012 or the one in August 2014.

Since the investigation has not been concluded and the KFTC has not announced any formal findings, it is presently difficult for us to speculate what the KFTC has found or will find or how it will rule on the subject matter and accordingly what impact such investigation will have on our results of operations, capital or liquidity. We do note however it is structurally difficult, if not impossible, for commercial banks, including Shinhan Bank, to manipulate the CD rates in violation of Korean antitrust laws since the CD rates are determined and reported daily by the Korea Financial Investment Association (“KOFIA”) based on the average yields (after excluding the highest and the lowest yields) submitted by 10 securities companies in Korea (and not commercial banks) selected by the KOFIA for the purpose of computing the CD rates. Under Korean antitrust laws and regulations, sanctions that may be imposed for illegal manipulation of the CD rates include corrective orders and/or fines. Based on information available to-date, our management currently believes that the investigation or the result thereof is unlikely to have a material adverse effect on our results of operations, capital or liquidity; however, if Shinhan Bank or any of our other subsidiaries were to be found guilty of wrongdoing in regards to this or other subject matter and/or become subject to any penalty or other regulatory sanctions, there is no assurance that it will not have a material adverse effect on our reputation and, to a lesser extent, our results of operations, capital or liquidity.

We undertake to disclose in future filings the status of the above-mentioned or similar or follow-up investigations and their actual or expected impacts on our reputation, results of operations, capital or liquidity based on the facts and circumstances as of the time of such filings, to the extent such investigations are deemed material or otherwise necessary or appropriate.

Securities and Exchange Commission	October 31, 2014

Notes to the Consolidated Financial Statements, page F-13

Note 4. Financial Risk Management, page F-42

(i-3) Changes in Level 3 of the Fair Value Hierarchy for the years ended December 31, 2012 and 2013, page F-68

5.	We note that your table here discloses net transfers into (out of) Level 3 trading assets, financial assets designated at fair value through profit or loss, available for sale financial assets, and net derivatives. In accordance with paragraph 93(e)(iv) of IFRS 13, please revise your future filings to separately explain the reasons for the transfers into Level 3 from the transfers out of Level 3.

Response:

In response to the Staff’s comments, we undertake to disclose in future filings transfers into Level 3 separately from transfers out of Level 3 in the table presented on page F-68. For illustration, such table will be disclosed as follows in respect of the year ended December 31, 2013:

	2013
	Trading assets		Financial assets designated at fair value through profit or loss		Available for sale financial assets		Net derivatives		Financial liabilities designated at fair value through profit or loss
Beginning balance	￦	177,451	￦	692,860	￦	2,559,462	￦	83,690	￦	4,258,199
Comprehensive income
Profit or loss		(3,603)		5,856		(61,469)		(157,720)		59,683
Other comprehensive income		—		—		75,371		(1,148)		—

		(3,603)		5,856		13,902		(158,868)		59,683
Purchases		486,200		680,253		673,700		48,469		—
Issuances		—		—		—		(82,857)		4,996,245
Settlements		(626,200)		(473,800)		(404,688)		(202,679)		(4,785,036)
Transfers into Level 3		1,497		—		210,550		—		—
Transfers out of Level 3		—		(10,463)		(783,669)		—		—

Ending balance	￦	35,345	￦	894,706	￦	2,269,257	￦	312,245	￦	4,529,091

Additionally, in accordance with paragraph 93(e)(iv) of IFRS 13, we will separately disclose in future filings the reasons for the transfers into Level 3 and the reasons for the transfers out of Level 3 as follows:

“Transfers into Level 3 are recognized principally where the fair value of an asset cannot be determined based on variables observable through the market due to disruptions in, or infrequency of, market trading of such asset.

Transfers out of Level 3 are recognized principally where fair market values can be determined for marketable securities whose valuation previously depended on assessment by outside valuation firms.”

Securities and Exchange Commission	October 31, 2014

Note 49. Interest in Unconsolidated Structured Entities, page F-150

6.	You disclose that you have interests in unconsolidated asset-backed securitizations and that based on your structured entity consolidation policy you have concluded that you do not have control based on the purpose and design of the entity, your ability to direct the relevant activities of the entity, your relationship with the entity, and the size and exposure to the variability of return of the entity. To enhance visibility into your conclusion, please tell us and revise your future filings to disclose the significant factors considered and assumptions made in your determination that you do not control these entities based on your involvement. Refer to paragraphs 7 through 9 of IFRS 12, Disclosure of Interests in Other Entities for further guidance. Additionally, tell us and revise future filings to clarify whether any asset-back securitizations are consolidated in your financial statements at December 31, 2013.

Response:

In response to the Staff’s comments, we note that asset-backed securitization vehicles are entities that are structured so that any voting rights or similar rights are not the dominant factor in deciding who controls such entities. Therefore, when determining, for purposes of consolidation, whether we control asset-backed securitization vehicles, we consider the factors set forth in paragraph 7 of IFRS 10, which provide that we control a securitization vehicle when we have all of the following:

•	power over the vehicle;

•	exposure, or rights, to variable returns from our involvement with the vehicle; and

•	the ability to use our power over the vehicle to affect the amount of the securitization vehicles’ returns.

We analyze these factors in light of the key characteristics of the various asset-backed securitization vehicles established or invested by us, which characteristics include the following:

•	These vehicles are designed to serve narrow and well-defined objectives and their activities are accordingly restricted.

•	The principal purpose of these vehicles is to provide investors with access to specific portfolios of assets and to provide them with market liquidity through securitizing financial assets.

•	These vehicles have insufficient equity to permit them to finance their activities without subordinated financial support.

Securities and Exchange Commission	October 31, 2014

•	These vehicles provide financing in the form of multiple contractually linked instruments to investors that create concentrations of credit or other risks.

•	These vehicles generally finance the purchase of assets by issuing debt and equity securities that are collateralized by and/or indexed to the assets held by the vehicles.

•	The debt and equity securities issued by these vehicles may include tranches with varying levels of subordination.

In determining whether we have power over a securitization vehicle, we first analyze the activities of such vehicle based on such vehicle’s defined objective and consider whether we effectively have the right to direct the activities of such vehicle. Based on such analysis and consideration, we conclude that we have power over the vehicle if we have the exclusive or primary right or discretion to make or approve decisions as to the modification of the terms and conditions of the securities issued by such vehicle or disposal of such vehicles’ assets. If we also act as the asset manager or administrator for such vehicle, we deem that it is likely that we have power over the vehicle.

In determining whether we have exposure, or rights, to variable returns from our involvement with the vehicle, we primarily consider the following: (i) if we act as an administrator or asset manager, the amount of fees received for providing such services, (ii) if we provide credit support, the fees received for providing credit support and the risk that the credit support will actually be triggered, and (iii) if we hold the underlying assets, the amount of savings in funding costs. Generally, the exposure to variable returns is largest for credit supporters and we therefore conclude that we effectively have exposure, or rights, to variable returns from our involvement with the vehicle if we own or provide a significant portion of the subordinated obligations, credit support and purchase commitments on an aggregated basis.

In determining whether we have the ability to use our power over the vehicle to affect the amount of the securitization vehicles’ returns, we primarily consider the degree of our power and exposure as discussed above in comparison to the power and exposure of other stakeholders in the vehicle. Generally, we conclude that we have the ability to use our power over the vehicle to affect the amount of the securitization vehicles’ returns (i) if we are able to make or approve decisions as to the vehicle independently of participation by other stakeholders or (ii) our investment in or support to the vehicle represents a significant portion of the total amount of such investment or support by us and other stakeholders.

Based on the above analysis and consideration, we consolidated 31 asset-backed securitization vehicles as of December 31, 2013.

Securities and Exchange Commission	October 31, 2014

In future filings, we undertake to include expanded disclosure in respect of consolidated asset-backed securitization vehicles substantially as presented below:

Under Note 1(b) (Reporting entity – Ownership of Shinhan Financial Group and its major consolidated subsidiaries)

Entity type	Consolidated structured entities	Reasons for consolidation
Asset-backed securitization vehicles	31 entities	Exclusive or primary power to make decisions as to such entities and effective exposure to variable returns

We undertake to also add in this table a similar level of disclosure for other major types of structured entities.

Under Note 3(b)(ii) (Significant accounting policies – Basis of consolidation – Structured entity)

“In the case of asset-backed securitization entities, the Group will consolidate such entity if the Group has exclusive or primary power to make or approve decisions as to such entities and has effective exposure, or right, to a significant amount of variable returns from such entity due to the purchase (or commitment to purchase) of asset-backed securities or subordinated obligations by providing other forms of credit support.”

We undertake to also add in this Note a similar level of expanded disclosure for other major types of structured entities.

Under Note 49(a) (Interests in unconsolidated structured entities – The nature and extent of interests in unconsolidated entities)

Description
Asset-backed securitization vehicles

Securitization vehicles are established to buy assets from originators and issue asset-backed securities in order to facilitate the originators’ funding activities and enhance their financial soundness. The Group is involved in the securitization vehicles by purchasing (or committing to purchase) the asset-backed securities issued and/or providing other forms of credit enhancement.

The Group does not consolidate a securitization vehicle if (i) the Group is unable to make or approve decisions as to the modification of the terms and conditions of the securities issued by such vehicle or disposal of such vehicles’ assets, (ii) (even if the Group is so able) if the Group does not have the exclusive or primary power to do so, or (iii) if the Group does not have exposure, or right, to a significant amount of variable returns from such entity due to the purchase (or commitment to purchase) of asset-backed securities so issued or subordinated obligations or by providing other forms of credit support.

Securities and Exchange Commission	October 31, 2014

We undertake to also add in this table a similar level of disclosure for other major types of structured entities.

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In connection with the above comments, we acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact myself at +82-2-6360-3009 or our external counsel, Jin Hyuk Park of Simpson Thacher & Bartlett (35th floor, ICBC Tower, 3 Garden Road, Central, Hong Kong, telephone number +852-2514-7665 and fax number +852-2869-7694), if we can be of any assistance to the Staff.

Kindly acknowledge receipt of this letter by stamping the enclosed copy of this letter and returning it to our messenger.

Thank you in advance for your cooperation in connection with this matter.

Very truly yours,

/s/ Jung Kee Min
Name:	Jung Kee Min
Title:	Chief Financial Officer